Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2





05005347

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco cancels Secondary Listing at the London Stock Exchange
- Atlas Copco to acquire breaker manufacturer

Stockholm, Sweden, January 17, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson
Marie Zackrisson

dw 1/26

Sent by DHL 476 8860 493

For further information please contact:
Björn Rosengren, Business Area Executive, Construction and Mining Technique
+46 (0)70 417 85 02
Joanna Canton, Media Relations Manager, Group Communications
+44 (0)1442 222312 or +44 (0)7971 650115

Atlas Copco to acquire breaker manufacturer

Stockholm, Sweden, January 17, 2005—Atlas Copco Construction Tools AB and Atlas Copco Internationaal B.V. have signed agreements to acquire Lifton Bulgaria EOOD and the business of Lifton Breaker A/S, Denmark. Lifton is based in Aalborg, Denmark and in Rousse, Bulgaria. It has a turnover of approximately MSEK 55 and 141 employees. The purchase price is not disclosed.

Lifton is a leading manufacturer of hydraulic handheld and mounted breaker equipment, and related products, for the global construction, demolition, utility, mining and rental industries. Lifton products are sold through sales representatives and distributors in several countries. Included in the acquisition is the right to the Lifton brand. The acquired business becomes part of the Atlas Copco Construction Tools division within the Construction and Mining Technique business area.

"The acquisition expands our product range in the handheld sector. Lifton is a company with a strong market presence and a wide range of high quality, mainly handheld hydraulic tools," says Björn Rosengren, Business Area Executive, Atlas Copco Construction and Mining Technique. *"The acquisition is in line with our strategy to be the first in mind and first in choice supplier of handheld demolition tools the world over."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP. More information can be found on www.atlascopco-group.com.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area. The company is a leading supplier of hydraulic, pneumatic, and gasoline-powered breakers and drills, marketed under the Atlas Copco brand. Hydraulic and pneumatic breakers and drills are also marketed under the brand names Chicago Pneumatic and Shenyang. Construction Tools division has its headquarters in Stockholm and manufacturing units in Sweden, Germany, India, and China. The products are sold through the Atlas Copco worldwide sales and service organization.

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Atlas Copco cancels Secondary Listing at the London Stock Exchange

Stockholm, Sweden, January 14, 2005: Atlas Copco has today requested the cancellation of the secondary listing of its class A and B shares from the Official List of the UK Listing Authority.

The trading of Atlas Copco shares on the London Stock Exchange is negligible and therefore does not support a listing. The trading is intended to be discontinued on February 25, 2005.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP. More information can be found on www.atlascopco-group.com.


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